June 27, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn.:	Mr. Karl Hiller
Branch Chief

Re:	Superior Energy Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-34037

Dear Mr. Hiller:

By letter dated June 25, 2014, the Commission’s staff (the “Staff”) provided to Superior Energy Services, Inc. (the “Company”) certain comments with respect to its review of the Company’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013 (the “Form 10-K”) filed with the Commission on February 27, 2014. The Company is working diligently to respond to the Staff’s letter. However, to provide a complete response to all of the comments made by the Staff, the Company requests additional time to respond to the Staff’s letter.

We discussed this request with you by telephone on Friday, June 27,2014, and you advised that the request was acceptable and granted an extension of ten (10) business days to respond to the Staff’s comment letter, provided that we summarize the details of the telephone conversation in this letter for filing with the Commission. Now, the Company will submit its response no later than Thursday, July 24, 2014. Based on your remarks, we will proceed according to the revised deadline unless we receive any objection from you.

Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (713) 654-2200.

Sincerely,

/s/ Robert S. Taylor
Robert S. Taylor
Executive Vice President, Treasurer Chief Financial Officer

cc:	David D. Dunlap